UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2009
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated November 16, 2009.

Document 1

For Immediate Release
November 16, 2009
RM: 6 – 09

Crystallex Comments on Market Activity

TORONTO, ONTARIO, November 16, 2009 – Crystallex International Corporation (TSX: KRY) (NYSE Amex: KRY). At the request of Market Surveillance, on behalf of the Toronto Stock Exchange, Crystallex is issuing this press release to confirm that it is not aware of any undisclosed material change which would account for the recent increase in its stock price and trading volume.

Due to the ongoing dispute with the Venezuelan Government regarding the issuance of the Environmental Permit for the Las Cristinas Project, Crystallex has been exploring various alternatives to mitigate the impasse and protect its investments under the Mine Operating Contract (“MOC”) that it has with the Venezuelan Government.

These alternatives include a number of possible transactions and structures. While discussions are ongoing, there can be no assurance that definitive agreements can be reached. The Company continues to work on behalf of all of our stakeholders to identify and progress alternatives in the context of the Las Cristinas dispute with the Venezuelan government to maximize stakeholder value.

In the event that Crystallex is not able to reach a satisfactory negotiated settlement, it is prepared to submit its dispute with the Bolivarian Republic of Venezuela to international arbitration under the terms of the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments.  The Company has been advised that by remaining in full compliance with the MOC while it continues to reach a resolution on Las Cristinas the Company will preserve the option of international arbitration.  Accordingly, the Company has determined that it is in the best interest of all stakeholders to remain compliant with the MOC and incur the consequent expenditures.

About Crystallex
Crystallex International Corporation is a Canadian based company, whose principal asset is its interest in the Las Cristinas gold development project located in Bolivar State, Venezuela. Crystallex shares trade on the TSX (symbol: KRY) and NYSE Amex (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela.  Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's  actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	November 16, 2009	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer